Exhibit 11.1

Redwood Trust, Inc.
Computation of Per Share Earnings

	Three Months	Nine Months
	Ended	Ended
	September 30, 2003	September 30, 2003

Basic:
Average common shares outstanding	18,130,085	17,404,892

Total	18,130,085	17,404,892

Net Income	$24,636,565	$61,780,305

Per Share Amount	$1.36	$3.55

Diluted:
Average common shares outstanding	18,130,085	17,404,892
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	888,402	760,062

Total	19,018,487	18,164,954

Net Income	$24,636,565	$61,780,305

Per Share Amount	$1.30	$3.40